MANAGEMENT'S DISCUSSION AND ANALYSIS

CN | 2024 Quarterly Review – Second Quarter 27

MANAGEMENT'S DISCUSSION AND ANALYSIS
Forward-looking statements

Certain statements included in this MD&A are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets", or other similar words.

Forward-looking statements include, but are not limited to, those set forth in the table below, which also presents key assumptions used in determining the forward-looking statements. See also the section of this MD&A entitled 2024 Business outlook and assumptions.

Forward-looking statements	Key assumptions
Statements relating to revenue growth opportunities, including those referring to general economic and business conditions
•North American and global economic growth in the long term
•Long-term growth opportunities being less affected by current economic conditions
•No material disruption of CN’s operations or of the economy’s supply chains as a result of pandemics or geopolitical conflicts and tensions

Statements relating to the Company's ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments, and capital spending	•Adequate credit ratios •Investment-grade credit ratings •Access to capital markets •Adequate cash generated from operations and other sources of financing
Statements relating to pension contributions
•Adequate cash generated from operations and other sources of financing
•Adequate long-term return on investment on pension plan assets
•Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings and other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; reputational risks; supplier concentration; pension funding requirements and volatility; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S., including its Annual Information Form and Form 40-F. See the section entitled Business risks of this MD&A and the Company's 2023 Annual MD&A for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Information contained on, or accessible through, our website is not incorporated by reference into this MD&A.

28 CN | 2024 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Introduction

This Management's Discussion and Analysis (MD&A) dated July 23, 2024, relates to the consolidated financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively "CN" or the "Company," and should be read in conjunction with the Company's June 30, 2024 Interim Consolidated Financial Statements and Notes thereto. It should also be read in conjunction with the Company's 2023 Annual Consolidated Financial Statements, and the 2023 Annual MD&A. All financial information reflected herein is expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.

CN's common shares are listed on the Toronto and New York stock exchanges. Additional information about CN filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including the Company's 2023 Annual Information Form and Form 40-F, may be found online on SEDAR+ at www.sedarplus.ca, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section. Printed copies of such documents may be obtained by contacting CN's Corporate Secretary's Office.

Quarterly highlights

Second quarter of 2024 compared to second quarter of 2023
Financial results
•Revenues of $4,329 million, an increase of $272 million, or 7%.
•Operating income of $1,558 million, a decrease of $42 million or 3% and adjusted operating income of $1,636 million, an increase of $36 million or 2%. (1)(2)
•Operating ratio, defined as operating expenses as a percentage of revenues, of 64.0%, an increase of 3.4-points and adjusted operating ratio of 62.2%, an increase of 1.6-points. (1)(2)
•Diluted earnings per share (EPS) of $1.75, a decrease of 1% and adjusted diluted EPS of $1.84, an increase of 5%. (1)(2)
•Free cash flow for the second quarter of 2024 was $947 million, a decrease of $153 million, or 14%. (1)(3)
•Free cash flow for the first half of 2024 was $1,476 million, a decrease of $217 million, or 13%. (1)(3)

•
Operating performance
•Injury frequency rate of 1.17 (per 200,000 person hours), a deterioration of 13%. (4)
•Accident rate of 1.54 (per million train miles), an improvement of 22%. (4)
•Through dwell of 6.9 (entire railroad, hours), a deterioration of 1%.
•Car velocity of 210 (car miles per day), a decrease of 3%.
•Through network train speed of 18.3 (mph), a decrease of 8%.
•Fuel efficiency of 0.874 (US gallons of locomotive fuel consumed per 1,000 gross ton miles (GTMs)), an improvement of 2%.
•Train length of 8,015 (feet), an increase of 1%.
•Revenue ton miles (RTMs) of 59,936 (millions), an increase of 7%.

(1)These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(2)See the section of this MD&A entitled Adjusted performance measures for an explanation and reconciliation of these non-GAAP measures.
(3)See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation and reconciliation of this non-GAAP measure.
(4)Based on Federal Railroad Administration (FRA) reporting criteria.
CN | 2024 Quarterly Review – Second Quarter 29

MANAGEMENT'S DISCUSSION AND ANALYSIS
Assets held for sale
On May 8, 2024, CN entered into an agreement to transfer the ownership and related risks and obligations of a road, rail, and pedestrian bridge known as the Quebec Bridge located in Quebec, Canada, to the Government of Canada for a nominal amount. CN will retain the requisite rights to occupy and operate the portion of the bridge where the rail infrastructure is located and will pay an annual occupancy fee over a term that also includes a noncancellable period. CN has met the criteria for classification of the related track and roadway assets as assets held for sale and accordingly has recorded a loss of $78 million ($58 million after-tax) to adjust the carrying value to the nominal selling price. The transaction will be completed when the remaining conditions precedent to closing are satisfied and at that time CN is expected to recognize an operating lease right-of-use asset and a related liability for the retained rights.

U.S. regulatory updates
Reciprocal switching
On April 30, 2024, the U.S. Surface Transportation Board (STB) issued a final rule for reciprocal switching for inadequate service. The STB’s new rule allows customers to obtain reciprocal switching access to an alternate carrier in a terminal area if the incumbent railroad’s service falls below one of three objective metrics (original estimated time of arrival, transit time, and first-mile/last-mile service) and if certain other conditions are met. Reciprocal switching agreements granted for a facility in the United States would be effective for a period between two to four years and could be renewed. The Company and two other railroads have filed a petition for review of the rule with the U.S. Court of Appeals for the Seventh Circuit.

Crew size
On April 9, 2024, the Federal Railroad Administration (FRA) issued a final rule establishing minimum requirements for the size of train crews depending on the type of operation. The FRA's new rule requires railroad operations to have a minimum of two crew members, except in certain circumstances, including remote-control operations. The rule includes a process to petition the FRA for special approval to operate with fewer than two crew members. The rule became effective on June 10, 2024. The rail industry has challenged the rule as arbitrary and contrary to law in federal circuit court.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the U.S. federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

Labor workforce and negotiations
As at June 30, 2024, CN employed a total of 18,716 employees in Canada, of which 13,719, or 73%, were unionized employees, and 6,940 employees in the U.S., of which 5,840, or 84%, were unionized employees.

On May 14, 2024, a new collective agreement with Canadian National Transportation Limited (CNTL), a wholly owned subsidiary of the Company, and Unifor was ratified by its union members. This four-year agreement covers approximately 750 owner-operator truck drivers in Canada under contract with CNTL until December 31, 2027.

On May 1, 2024, a new collective agreement with United Steel Workers Union (USW) was ratified by its members. The three-year agreement covers approximately 2,500 track and bridge employees primarily responsible for track maintenance across Canada until December 31, 2026.

On November 27, 2023, negotiations commenced with Teamsters Canada Rail Conference (TCRC). The TCRC represents approximately 6,600 conductors, conductor trainees, yard coordinators and locomotive engineers across CN’s network in Canada. On February 16, 2024, CN filed a Notice of Dispute with the Minister of Labour. On March 1, 2024, the Minister of Labour appointed a conciliator, and the parties have been meeting with the conciliator to reach a collective agreement. On May 1, 2024, the TCRC announced that its members had voted in favor of a strike mandate. On May 9, 2024, the Minister of Labour requested clarity from the Canadian Industrial Relations Board (CIRB) on whether or not any services are essential and therefore must be maintained during a labor disruption. There can be no strike or lockout before the CIRB issues a decision. On June 4, 2024, CN formally offered the TCRC to enter into binding arbitration, which the TCRC has declined. On June 29, 2024, following the expiration of the first strike mandate, the TCRC announced that its members voted in favor for a second strike mandate which expires 60 days following the date the strike vote is announced. On July 12, 2024, the CIRB advised CN and the TCRC that the Ministerial referral on essential services would be decided by a three-member panel, without hearings, by August 9, 2024.

30 CN | 2024 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
There can be no assurance that the Company will be able to reach a tentative agreement without a strike or lockout or that the resolution of these negotiations will not have a material adverse effect on the Company's results or financial position.

The Company’s collective agreements remain in effect until the bargaining process outlined under the Canada Labour Code has been exhausted.

Acquisition
Iowa Northern Railway Company
On February 29, 2024, the STB accepted CN’s application to acquire control of the Iowa Northern Railroad Company (IANR) and confirmed the transaction qualifies as minor. Under the governing statute, the STB must approve the transaction unless it finds a merger would substantially lessen competition. The STB has set a schedule to perform its review and a final decision is expected to be issued by July 26, 2024, with an effective date of 30 days thereafter.

Environmental matters
Under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), the Company through one of its subsidiaries was notified by the U.S. Environmental Protection Agency (EPA) on February 28, 2024 that it is a potentially responsible party (PRP), along with at least five other previously notified parties, with respect to the Matthiessen & Hegeler Zinc Company Site (Site) in LaSalle, Illinois. The Company’s designation as a PRP is based on claims that the Company, or its predecessors, had land holdings historically that were leased to others for commercial or industrial uses that may allegedly have resulted in releases of hazardous substances onto the Site. Based on remedial investigations and feasibility studies previously conducted, the EPA issued a Record of Decision outlining the clean-up plan for the Site. The Company has not accrued for any obligation related to the remediation of the Site as it has not been able to confirm to what extent it contributed to the contamination, the extent and cost of remediation and the contribution of other potentially responsible parties and their ability to pay for their obligations.

2024 Business outlook and assumptions

The Company continues to assume slightly positive North American industrial production in 2024. For the 2023/2024 crop year, the grain crop in Canada was below its three-year average (also below when excluding the significantly lower 2021/2022 crop year) and the U.S. grain crop was above its three-year average. The Company continues to assume that the 2024/2025 grain crop in Canada will be in line with its three-year average (excluding the significantly lower 2021/2022 crop year) and now assumes that the U.S. grain crop will be above its three-year average (compared to its April 23, 2024 assumption that the 2024/2025 grain crop in the U.S. will be in line with its three-year average). Additionally, CN assumes that there will be no rail or port labor disruptions in 2024.

In 2024, the Company continues to expect to invest approximately $3.5 billion in its capital program, net of amounts reimbursed by customers, to improve the safety, efficiency and integrity of its network. These investments are intended to also enable and support the growth of the Company and will be financed with cash generated from operations or with cash from financing activities.

The forward-looking statements discussed in this 2024 Business outlook and assumptions section are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. In addition to the assumptions and expectations discussed in this section, reference should be made to the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such statements.

CN | 2024 Quarterly Review – Second Quarter 31

MANAGEMENT'S DISCUSSION AND ANALYSIS
Financial highlights

	Three months ended June 30				Six months ended June 30
In millions, except percentages and per share data	2024	2023		% Change Fav (Unfav)	2024	2023		% Change Fav (Unfav)
Financial performance and liquidity
Revenues	$4,329	$4,057		7%	$8,578	$8,370		2%
Operating income	$1,558	$1,600		(3%)	$3,104	$3,262		(5%)
Adjusted operating income (1)(2)	$1,636	$1,600		2%	$3,182	$3,262		(2%)
Net income	$1,114	$1,167		(5%)	$2,217	$2,387		(7%)
Adjusted net income (1)(2)	$1,172	$1,167		—%	$2,275	$2,387		(5%)
Basic earnings per share	$1.75	$1.76		(1%)	$3.48	$3.59		(3%)
Diluted earnings per share	$1.75	$1.76		(1%)	$3.47	$3.58		(3%)
Adjusted diluted earnings per share (1)(2)	$1.84	$1.76		5%	$3.56	$3.58		(1%)
Dividends per share	$0.8450	$0.7900		7%	$1.6900	$1.5800		7%
Operating ratio (3)	64.0%	60.6%	(3.4)	pts	63.8%	61.0%	(2.8)	pts
Adjusted operating ratio (1)(2)	62.2%	60.6%	(1.6)	pts	62.9%	61.0%	(1.9)	pts
Net cash provided by operating activities	$1,813	$1,985		(9%)	$2,930	$3,040		(4%)
Net cash used in investing activities	$866	$885		2%	$1,454	$1,347		(8%)
Free cash flow (1)(4)	$947	$1,100		(14%)	$1,476	$1,693		(13%)
In millions, except percentages					As at June 30, 2024	As at December 31, 2023		% Change Fav (Unfav)
Financial position
Total assets					$53,988	$52,666		3%
Total long-term liabilities (5)					$29,654	$27,514		(8%)
(1)These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(2)See the section of this MD&A entitled Non-GAAP measures – Adjusted performance measures for an explanation of these non-GAAP measures.
(3)Operating ratio is defined as operating expenses as a percentage of revenues.
(4)See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation of this non-GAAP measure.
(5)Total long-term liabilities is the difference between Total liabilities and Total current liabilities.

Results of operations

Second quarter and first half of 2024 compared to corresponding periods in 2023
Revenues for the second quarter of 2024 were $4,329 million compared to $4,057 million for the same period in 2023, an increase of $272 million, or 7%. The increase was mainly due to higher volumes; partly offset by lower freight revenue per RTM:
•Volumes: increased mainly due to higher Canadian grain exports and higher shipments of international intermodal, frac sand and refined petroleum products; partly offset by lower shipments of potash and coal. The increase in volumes was also partly due to the negative impacts in the second quarter of 2023 related to lower demand for consumer goods shipments and customer outages caused by Canadian wildfires.
•Freight revenue per RTM: decreased mainly due to lower applicable fuel surcharge rates and a significant increase in the average length of haul; partly offset by freight rate increases and the positive translation impact of a weaker Canadian dollar.

Revenues for the first half of 2024 were $8,578 million compared to $8,370 million for the same period in 2023, an increase of $208 million, or 2%. The increase was mainly due to higher volumes; partly offset by lower freight revenue per RTM:
•Volumes: increased mainly due to higher shipments of international intermodal, refined petroleum products, frac sand and Canadian grain exports; partly offset by lower shipments of coal and U.S. corn. The increase in volumes was also partly due to the negative impacts in the second quarter of 2023 related to lower demand for consumer goods shipments and customer outages caused by Canadian wildfires.
•Freight revenue per RTM: decreased mainly due to lower applicable fuel surcharge rates and a significant increase in the average length of haul; partly offset by freight rate increases.

32 CN | 2024 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Operating expenses for the second quarter of 2024 were $2,771 million compared to $2,457 million for the same period in 2023. Operating expenses for the first half of 2024 were $5,474 million compared to $5,108 million for the same period in 2023. The increases of $314 million, or 13%, in the second quarter and $366 million, or 7%, in the first half of 2024 were mainly due to higher labor and fringe benefits expense, loss on assets held for sale and the negative translation impact of a weaker Canadian dollar. In addition, the increase in the second quarter of 2024 was due to higher fuel expenses.

Operating income for the second quarter of 2024 decreased by $42 million, or 3%, to $1,558 million when compared to the same period in 2023. Operating income for the first half of 2024 decreased by $158 million, or 5%, to $3,104 million when compared to the same period in 2023. The operating ratio, defined as operating expenses as a percentage of revenues, was 64.0% in the second quarter of 2024 compared to 60.6% in the second quarter of 2023, a 3.4-point increase. The operating ratio for the first half of 2024 was 63.8% compared to 61.0% in 2023, a 2.8-point increase.

Net income for the second quarter of 2024 was $1,114 million, a decrease of $53 million, or 5%, and diluted earnings per share decreased by 1% to $1.75, when compared to the same period in 2023. Net income for the first half of 2024 was $2,217 million, a decrease of $170 million, or 7%, and diluted earnings per share decreased by 3% to $3.47, when compared to the same period in 2023.

Key operating metrics

	Three months ended June 30			Six months ended June 30
	2024	2023	% Change Fav (Unfav)	2024	2023	% Change Fav (Unfav)
Gross ton miles (GTMs) (millions) (1)	117,852	109,693	7%	233,479	225,135	4%
Train weight (tons) (2)	9,097	9,062	—%	9,092	9,099	—%
Train length (feet) (3)	8,015	7,934	1%	7,902	7,843	1%
Through network train speed (miles per hour) (4)	18.3	19.9	(8%)	18.5	20.0	(8%)
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs) (5)	0.874	0.888	2%	0.885	0.895	1%
Through dwell (entire railroad, hours) (6)	6.9	6.8	(1%)	7.0	6.9	(1%)
Car velocity (car miles per day) (7)	210	216	(3%)	208	213	(2%)
(1)GTMs: The workload performed by system trains in hauling freight or equipment. GTMs are calculated by multiplying the trailing weight by the distance the train moved. A larger number is an indicator of more traffic (and thus more revenue) being moved.
(2)Train weight: An efficiency measurement on how much tonnage each mainline train handles on average as it crosses the network. Calculated as the total of GTMs and divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic. This operating measure was formerly named Train productivity.
(3)Train length: An efficiency measurement on average trailing length of each mainline train on the network. Calculated as the total of car foot miles (the sum of car length multiplied by miles travelled for each trailing car) divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic.
(4)Through network train speed: A measure of the line-haul movement from origin to destination, including time at terminals. The average speed is calculated by dividing train miles by total hours operated, excluding yard and local trains, passenger trains, maintenance of way trains, and foreign trains. This measure represents the fluidity of trains on the network, with a higher value also indicating a more fluid network.
(5)Fuel efficiency: This measure represents how efficient the Company is in the generation and utilization of locomotive horsepower in freight train operations, with a lower number indicating improved performance. Fuel efficiency is defined as US gallons of locomotive fuel consumed per 1,000 GTMs.
(6)Through dwell: The average time a car resides within terminal boundaries expressed in hours. The measurement begins with a customer release, received interchange, or train arrival event and ends with a customer placement (actual or constructive), delivered or offered in interchange, or train departure event. This excludes stored, bad ordered, maintenance of way cars, or cars with dwell greater than 10 days. This measure represents the efficiency of handling cars within the terminal, with a lower value indicating higher performance.
(7)Car velocity: The average miles per day traveled by loaded and empty cars (including all active cars whether private, foreign or CN owned) on company lines. This measure represents the fluidity of cars on the network, calculated by the sum of miles each car traveled divided by the sum of all of the cars’ active time, with a higher value indicating a smoother and more fluid operation.

The increases in GTMs in the second quarter and first half of 2024 were driven by strong shipments of Canadian grain exports, international intermodal, frac sand and refined petroleum products. Additionally, the negative impacts in the comparative periods of 2023 related to lower demand for consumer goods shipments and customer outages caused by Canadian wildfires contributed to the variance in GTMs. Car velocity and through network train speed were negatively impacted primarily by planned and unplanned track maintenance in key Vancouver corridors and other network disruptions, the impacts of which were amplified by ongoing lower crew availability driven by new Canadian Duty and Rest Period Rules which came into effect on May 25, 2023.
CN | 2024 Quarterly Review – Second Quarter 33

MANAGEMENT'S DISCUSSION AND ANALYSIS
Non-GAAP measures

This MD&A makes reference to non-GAAP measures, including adjusted performance measures, constant currency, free cash flow and adjusted debt-to-adjusted EBITDA multiple that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the sections of this MD&A entitled Non-GAAP measures: Adjusted performance measures and Constant currency, as well as the section entitled Liquidity and capital resources: Free cash flow and Adjusted debt-to-adjusted EBITDA multiple.

Adjusted performance measures
Adjusted net income, adjusted diluted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio are non-GAAP measures that are used to set performance goals and to measure CN's performance. Management believes that these adjusted performance measures provide additional insight to management and investors into the Company's operations and underlying business trends as well as facilitate period-to-period comparisons, as they exclude certain significant items that are not reflective of CN's underlying business operations and could distort the analysis of trends in business performance. These items may include:
i.operating expense adjustments: workforce reduction program, depreciation expense on the deployment of replacement system, advisory fees related to shareholder matters, losses and recoveries from assets held for sale, business acquisition-related costs;
ii.non-operating expense adjustments: business acquisition-related financing fees, merger termination income, gains and losses on disposal of property; and
iii.the effect of changes in tax laws including rate enactments, and changes in tax positions affecting prior years.

These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

For the three and six months ended June 30, 2024, the Company's adjusted net income was $1,172 million, or $1.84 per diluted share, and $2,275 million, or $3.56 per diluted share, respectively. The adjusted figures for the three and six months ended June 30, 2024 exclude a loss on assets held for sale of $78 million, or $58 million after-tax ($0.09 per diluted share) resulting from an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada, to the Government of Canada. See the section of this MD&A entitled Quarterly highlights – Assets held for sale for additional information.

For the three and six months ended June 30, 2023, the Company's net income was $1,167 million, or $1.76 per diluted share, and $2,387 million, or $3.58 per diluted share, respectively. There were no adjustments in the second quarter and the first half of 2023.

34 CN | 2024 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted net income is defined as Net income in accordance with GAAP adjusted for certain significant items. Adjusted diluted earnings per share is defined as adjusted net income divided by the weighted-average diluted shares outstanding. The following table provides a reconciliation of Net income and Earnings per share in accordance with GAAP, as reported for the three and six months ended June 30, 2024 and 2023, to the non-GAAP adjusted performance measures presented herein:

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2024	2023	2024	2023
Net income	$1,114	$1,167	$2,217	$2,387
Adjustments:
Loss on assets held for sale	78	—	78	—
Tax effect of adjustments (1)	(20)	—	(20)	—
Total adjustments	58	—	58	—
Adjusted net income	$1,172	$1,167	$2,275	$2,387
Diluted earnings per share	$1.75	$1.76	$3.47	$3.58
Impact of adjustments, per share	0.09	—	0.09	—
Adjusted diluted earnings per share	$1.84	$1.76	$3.56	$3.58
(1)The tax impact of adjustments is based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction.

Adjusted operating income is defined as Operating income in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. Adjusted operating expenses is defined as Operating expenses in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. Adjusted operating ratio is defined as adjusted operating expenses as a percentage of revenues. The following table provides a reconciliation of Operating income, Operating expenses and operating ratio, as reported for the three and six months ended June 30, 2024 and 2023, to the non-GAAP adjusted performance measures presented herein:

	Three months ended June 30		Six months ended June 30
In millions, except percentages	2024	2023	2024	2023
Operating income	$1,558	$1,600	$3,104	$3,262
Adjustment:
Loss on assets held for sale	78	—	78	—
Total adjustment	$78	$—	$78	$—
Adjusted operating income	$1,636	$1,600	$3,182	$3,262

Operating expenses	$2,771	$2,457	$5,474	$5,108
Total adjustment	(78)	—	(78)	—
Adjusted operating expenses	$2,693	$2,457	$5,396	$5,108

Operating ratio	64.0%	60.6%	63.8%	61.0%
Impact of adjustment	(1.8)%	—%	(0.9)%	—%
Adjusted operating ratio	62.2%	60.6%	62.9%	61.0%

CN | 2024 Quarterly Review – Second Quarter 35

MANAGEMENT'S DISCUSSION AND ANALYSIS
Constant currency
Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.

The average foreign exchange rates were $1.368 and $1.359 per US$1.00 for the three and six months ended June 30, 2024, respectively, and $1.343 and $1.347 per US$1.00 for the three and six months ended June 30, 2023, respectively. On a constant currency basis, the Company's net income for the three and six months ended June 30, 2024 would have been lower by $8 million ($0.01 per diluted share) and lower by $5 million ($0.01 per diluted share), respectively.

The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the three and six months ended June 30, 2024:

	Three months ended June 30				Six months ended June 30
In millions, except per share data	2024	Constant currency impact	2023	% Change at constant currency Fav (Unfav)	2024	Constant currency impact	2023	% Change at constant currency Fav (Unfav)
Revenues
Petroleum and chemicals	$850	$(9)	$748	12%	$1,707	$(7)	$1,576	8%
Metals and minerals	528	(8)	497	5%	1,058	(6)	1,026	3%
Forest products	501	(6)	480	3%	995	(5)	991	—%
Coal	241	(1)	263	(9%)	462	(1)	526	(12%)
Grain and fertilizers	738	(5)	688	7%	1,598	(4)	1,549	3%
Intermodal	1,040	(5)	983	5%	1,999	(4)	1,995	—%
Automotive	255	(4)	235	7%	471	(3)	450	4%
Total freight revenues	4,153	(38)	3,894	6%	8,290	(30)	8,113	2%
Other revenues	176	(2)	163	7%	288	(2)	257	11%
Total revenues	4,329	(40)	4,057	6%	8,578	(32)	8,370	2%
Operating expenses
Labor and fringe benefits	850	(6)	747	(13%)	1,744	(4)	1,559	(12%)
Purchased services and material	578	(5)	571	—%	1,149	(5)	1,164	2%
Fuel	546	(8)	485	(11%)	1,060	(7)	1,042	(1%)
Depreciation and amortization	466	(4)	449	(3%)	928	(3)	897	(3%)
Equipment rents	102	(2)	83	(20%)	201	(2)	173	(15%)
Other	151	(2)	122	(22%)	314	(2)	273	(14%)
Loss on assets held for sale	78	—	—	—%	78	—	—	—%
Total operating expenses	2,771	(27)	2,457	(12%)	5,474	(23)	5,108	(7%)
Operating income	1,558	(13)	1,600	(3%)	3,104	(9)	3,262	(5%)
Interest expense	(220)	2	(173)	(26%)	(430)	2	(338)	(27%)
Other components of net periodic benefit income	114	—	120	(5%)	227	—	239	(5%)
Other income	32	—	1	3100%	34	—	2	1600%
Income before income taxes	1,484	(11)	1,548	(5%)	2,935	(7)	3,165	(7%)
Income tax expense	(370)	3	(381)	4%	(718)	2	(778)	8%
Net income	$1,114	$(8)	$1,167	(5%)	$2,217	$(5)	$2,387	(7%)
Diluted earnings per share	$1.75	$(0.01)	$1.76	(1%)	$3.47	$(0.01)	$3.58	(3%)

36 CN | 2024 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Revenues

	Three months ended June 30				Six months ended June 30
In millions, unless otherwise indicated	2024	2023	% Change	% Change at constant currency (1)	2024	2023	% Change	% Change at constant currency (1)
Freight revenues	$4,153	$3,894	7%	6%	$8,290	$8,113	2%	2%
Other revenues	176	163	8%	7%	288	257	12%	11%
Total revenues	$4,329	$4,057	7%	6%	$8,578	$8,370	2%	2%
Freight revenues
Petroleum and chemicals	$850	$748	14%	12%	$1,707	$1,576	8%	8%
Metals and minerals	528	497	6%	5%	1,058	1,026	3%	3%
Forest products	501	480	4%	3%	995	991	—%	—%
Coal	241	263	(8%)	(9%)	462	526	(12%)	(12%)
Grain and fertilizers	738	688	7%	7%	1,598	1,549	3%	3%
Intermodal	1,040	983	6%	5%	1,999	1,995	—%	—%
Automotive	255	235	9%	7%	471	450	5%	4%
Total freight revenues	$4,153	$3,894	7%	6%	$8,290	$8,113	2%	2%

Revenue ton miles (RTMs) (millions) (2)	59,936	55,877	7%	7%	119,685	115,838	3%	3%
Freight revenue/RTM (cents) (3)	6.93	6.97	(1%)	(1%)	6.93	7.00	(1%)	(1%)
Carloads (thousands)	1,419	1,369	4%	4%	2,762	2,722	1%	1%
Freight revenue/carload ($)	2,927	2,844	3%	2%	3,001	2,981	1%	—%
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled Non-GAAP measures – Constant currency for an explanation of this non-GAAP measure.
(2)RTMs is a measure of volumes and is calculated by multiplying the weight in tons of the shipment lading being transported by the number of miles that the shipment is transported on company lines. CN uses RTMs as the primary measure of volumes as compared to Carloads, since RTMs also takes into account the length of haul and weight in the movement.
(3)Freight revenue per RTM is an indicator of revenue yield and represents revenue earned for transporting one ton of freight over a distance of one mile.

Revenues for the second quarter of 2024 were $4,329 million compared to $4,057 million for the same period in 2023, an increase of $272 million, or 7%. The increase was mainly due to higher volumes; partly offset by lower freight revenue per RTM:
•Volumes: increased mainly due to higher Canadian grain exports and higher shipments of international intermodal, frac sand and refined petroleum products; partly offset by lower shipments of potash and coal. The increase in volumes was also partly due to the negative impacts in the second quarter of 2023 related to lower demand for consumer goods shipments and customer outages caused by Canadian wildfires.
•Freight revenue per RTM: decreased mainly due to lower applicable fuel surcharge rates and a significant increase in the average length of haul; partly offset by freight rate increases and the positive translation impact of a weaker Canadian dollar.

Revenues for the first half of 2024 were $8,578 million compared to $8,370 million for the same period in 2023, an increase of $208 million, or 2%. The increase was mainly due to higher volumes; partly offset by lower freight revenue per RTM:
•Volumes: increased mainly due to higher shipments of international intermodal, refined petroleum products, frac sand and Canadian grain exports; partly offset by lower shipments of coal and U.S. corn. The increase in volumes was also partly due to the negative impacts in the second quarter of 2023 related to lower demand for consumer goods shipments and customer outages caused by Canadian wildfires.
•Freight revenue per RTM: decreased mainly due to lower applicable fuel surcharge rates and a significant increase in the average length of haul; partly offset by freight rate increases.

Fuel surcharge revenues decreased by $26 million in the second quarter of 2024 compared to the same period in 2023, mainly due to lower applicable fuel surcharge rates; partly offset by higher volumes. Fuel surcharge revenues decreased by $187 million in the first half of 2024 compared to the same period in 2023, mainly due to lower applicable fuel surcharge rates.

CN | 2024 Quarterly Review – Second Quarter 37

MANAGEMENT'S DISCUSSION AND ANALYSIS
Petroleum and chemicals

	Three months ended June 30				Six months ended June 30
	2024	2023	% Change	% Change at constant currency	2024	2023	% Change	% Change at constant currency
Revenues (millions)	$850	$748	14%	12%	$1,707	$1,576	8%	8%
RTMs (millions)	11,651	10,426	12%	12%	23,365	21,445	9%	9%
Revenue/RTM (cents)	7.30	7.17	2%	1%	7.31	7.35	(1%)	(1%)
Carloads (thousands)	162	151	7%	7%	327	312	5%	5%
Revenue/carload ($)	5,247	4,954	6%	5%	5,220	5,051	3%	3%

Revenues for this commodity group increased by $102 million, or 14%, in the second quarter of 2024, when compared to the same period in 2023, mainly due to higher volumes and higher revenue per RTM:
•Volumes: increased mainly due to higher shipments of refined petroleum products driven by strong domestic demand for gasoline, diesel and jet fuel and higher shipments of natural gas liquids and plastics.
•Revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by an increase in the average length of haul and lower applicable fuel surcharge rates.

Revenues for this commodity group increased by $131 million, or 8%, in the first half of 2024 when compared to the same period in 2023, mainly due to higher volumes; partly offset by lower revenue per RTM:
•Volumes: increased mainly due to higher shipments of refined petroleum products driven by strong domestic demand for gasoline, diesel and jet fuel and higher shipments of natural gas liquids and plastics; partly offset by lower shipments of crude oil.
•Revenue per RTM: decreased mainly due to an increase in the average length of haul and lower applicable fuel surcharge rates; partly offset by freight rate increases.

RTMs increased more than Carloads in the second quarter of 2024 and in the first half of 2024 when compared to the same periods in 2023, mainly due to higher long-haul shipments of refined petroleum products and natural gas liquids.

Metals and minerals

	Three months ended June 30				Six months ended June 30
	2024	2023	% Change	% Change at constant currency	2024	2023	% Change	% Change at constant currency
Revenues (millions)	$528	$497	6%	5%	$1,058	$1,026	3%	3%
RTMs (millions)	7,558	6,740	12%	12%	14,908	13,828	8%	8%
Revenue/RTM (cents)	6.99	7.37	(5%)	(7%)	7.10	7.42	(4%)	(5%)
Carloads (thousands)	247	248	—%	—%	487	485	—%	—%
Revenue/carload ($)	2,138	2,004	7%	5%	2,172	2,115	3%	2%

Revenues for this commodity group increased by $31 million, or 6%, in the second quarter of 2024, when compared to the same period in 2023, mainly due to higher volumes; partly offset by lower revenue per RTM:
•Volumes: increased mainly due to higher shipments of frac sand to Western Canada; partly offset by lower shipments of steel products.
•Revenue per RTM: decreased mainly due to lower applicable fuel surcharge rates and a significant increase in the average length of haul; partly offset by freight rate increases and the positive translation impact of a weaker Canadian dollar.

Revenues for this commodity group increased by $32 million, or 3%, in the first half of 2024 when compared to the same period in 2023, mainly due to higher volumes; partly offset by lower revenue per RTM:
•Volumes: increased mainly due to higher shipments of frac sand to Western Canada; partly offset by lower shipments of steel products.
•Revenue per RTM: decreased mainly due to an increase in the average length of haul and lower applicable fuel surcharge rates; partly offset by freight rate increases.

38 CN | 2024 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
RTMs increased more than Carloads in the second quarter of 2024 and in the first half of 2024 when compared to the same periods in 2023, mainly due to higher long-haul shipments of frac sand from the U.S. to Western Canada.

Forest products

	Three months ended June 30				Six months ended June 30
	2024	2023	% Change	% Change at constant currency	2024	2023	% Change	% Change at constant currency
Revenues (millions)	$501	$480	4%	3%	$995	$991	—%	—%
RTMs (millions)	5,751	5,754	—%	—%	11,520	11,810	(2%)	(2%)
Revenue/RTM (cents)	8.71	8.34	4%	3%	8.64	8.39	3%	2%
Carloads (thousands)	77	77	—%	—%	155	158	(2%)	(2%)
Revenue/carload ($)	6,506	6,234	4%	3%	6,419	6,272	2%	2%

Revenues for this commodity group increased by $21 million, or 4%, in the second quarter of 2024 when compared to the same period in 2023, mainly due to higher revenue per RTM while volumes remained flat:
•Volumes: remained flat mainly due to higher shipments of wood pulp; offset by lower shipments of lumber due to weaker demand.
•Revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower applicable fuel surcharge rates.

Revenues for this commodity group remained flat in the first half of 2024 when compared to the same period in 2023, mainly due to higher revenue per RTM; offset by lower volumes:
•Volumes: decreased mainly due to lower shipments of lumber and panels; partly offset by higher shipments of wood pulp.
•Revenue per RTM: increased mainly due to freight rate increases; partly offset by lower applicable fuel surcharge rates.

Coal

	Three months ended June 30				Six months ended June 30
	2024	2023	% Change	% Change at constant currency	2024	2023	% Change	% Change at constant currency
Revenues (millions)	$241	$263	(8%)	(9%)	$462	$526	(12%)	(12%)
RTMs (millions)	5,293	5,965	(11%)	(11%)	9,931	11,813	(16%)	(16%)
Revenue/RTM (cents)	4.55	4.41	3%	3%	4.65	4.45	4%	4%
Carloads (thousands)	115	132	(13%)	(13%)	227	262	(13%)	(13%)
Revenue/carload ($)	2,096	1,992	5%	5%	2,035	2,008	1%	1%

Revenues for this commodity group decreased by $22 million, or 8%, in the second quarter of 2024 when compared to the same period in 2023, mainly due to lower volumes; partly offset by higher revenue per RTM:
•Volumes: decreased mainly due to lower shipments of Canadian coal driven by production issues at certain Western Canadian mines and lower shipments of U.S. coal driven by weaker domestic demand.
•Revenue per RTM: increased mainly due to freight rate increases; partly offset by an increase in the average length of haul and lower applicable fuel surcharge rates.

Revenues for this commodity group decreased by $64 million, or 12%, in the first half of 2024 when compared to the same period in 2023, mainly due to lower volumes; partly offset by higher revenue per RTM:
•Volumes: decreased mainly due to lower shipments of Canadian coal driven by production issues at certain Western Canadian mines and lower shipments of U.S. coal driven by weaker European and domestic demand.
•Revenue per RTM: increased mainly due to freight rate increases and a decrease in the average length of haul; partly offset by lower applicable fuel surcharge rates.

RTMs decreased more than Carloads in the first half of 2024 when compared to the same period in 2023, mainly due to lower long-haul shipments of U.S. coal exports.

CN | 2024 Quarterly Review – Second Quarter 39

MANAGEMENT'S DISCUSSION AND ANALYSIS
Grain and fertilizers

	Three months ended June 30				Six months ended June 30
	2024	2023	% Change	% Change at constant currency	2024	2023	% Change	% Change at constant currency
Revenues (millions)	$738	$688	7%	7%	$1,598	$1,549	3%	3%
RTMs (millions)	14,586	13,592	7%	7%	31,618	30,610	3%	3%
Revenue/RTM (cents)	5.06	5.06	—%	(1%)	5.05	5.06	—%	—%
Carloads (thousands)	162	152	7%	7%	333	330	1%	1%
Revenue/carload ($)	4,556	4,526	1%	—%	4,799	4,694	2%	2%

Revenues for this commodity group increased by $50 million, or 7%, in the second quarter of 2024 when compared to the same period in 2023, mainly due to higher volumes, while revenue per RTM remained flat:
•Volumes: increased mainly due to higher Canadian grain exports; partly offset by lower shipments of potash.
•Revenue per RTM: remained flat mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; offset by lower applicable fuel surcharge rates.

Revenues for this commodity group increased by $49 million, or 3%, in the first half of 2024 when compared to the same period in 2023, mainly due to higher volumes, while revenue per RTM remained flat:
•Volumes: increased mainly due to higher Canadian grain exports; partly offset by reduced U.S. grain shipments driven primarily by lower corn demand.
•Revenue per RTM: remained flat mainly due to freight rate increases; offset by lower applicable fuel surcharge rates and an increase in the average length of haul.

Intermodal

	Three months ended June 30				Six months ended June 30
	2024	2023	% Change	% Change at constant currency	2024	2023	% Change	% Change at constant currency
Revenues (millions)	$1,040	$983	6%	5%	$1,999	$1,995	—%	—%
RTMs (millions)	14,214	12,611	13%	13%	26,745	24,870	8%	8%
Revenue/RTM (cents)	7.32	7.79	(6%)	(7%)	7.47	8.02	(7%)	(7%)
Carloads (thousands)	597	550	9%	9%	1,124	1,062	6%	6%
Revenue/carload ($)	1,742	1,787	(3%)	(3%)	1,778	1,879	(5%)	(6%)

Revenues for this commodity group increased by $57 million, or 6%, in the second quarter of 2024 when compared to the same period in 2023, mainly due to higher volumes; partly offset by lower revenue per RTM:
•Volumes: increased mainly due to higher shipments in the international segment driven by imports through Western Canadian ports; partly offset by lower shipments in the domestic segment.
•Revenue per RTM: decreased mainly due to an increase in the average length of haul, lower applicable fuel surcharge rates and lower trucking services; partly offset by freight rate increases and the positive translation impact of a weaker Canadian dollar.

Revenues for this commodity group remained flat in the first half of 2024 when compared to the same period in 2023, mainly due to higher volumes; offset by lower revenue per RTM:
•Volumes: increased mainly due to higher shipments in the international segment driven by imports through Western Canadian ports; partly offset by lower shipments in the domestic segment.
•Revenue per RTM: decreased mainly due to lower applicable fuel surcharge rates, lower container storage fees and lower trucking services; partly offset by freight rate increases.

RTMs increased more than Carloads in the second quarter of 2024 when compared to the same period in 2023, mainly due to higher long-haul shipments of imports through Western Canadian ports.

40 CN | 2024 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Automotive

	Three months ended June 30				Six months ended June 30
	2024	2023	% Change	% Change at constant currency	2024	2023	% Change	% Change at constant currency
Revenues (millions)	$255	$235	9%	7%	$471	$450	5%	4%
RTMs (millions)	883	789	12%	12%	1,598	1,462	9%	9%
Revenue/RTM (cents)	28.88	29.78	(3%)	(5%)	29.47	30.78	(4%)	(5%)
Carloads (thousands)	59	59	—%	—%	109	113	(4%)	(4%)
Revenue/carload ($)	4,322	3,983	9%	7%	4,321	3,982	9%	8%
Revenues for this commodity group increased by $20 million, or 9%, in the second quarter of 2024 when compared to the same period in 2023, mainly due to higher volumes; partly offset by lower revenue per RTM:
•Volumes: increased mainly due to higher shipments of domestic finished vehicles and imported finished vehicles via the port of Vancouver.
•Revenue per RTM: decreased mainly due to a significant increase in the average length of haul; partly offset by freight rate increases.

Revenues for this commodity group increased by $21 million, or 5%, in the first half of 2024 when compared to the same period in 2023, mainly due to higher volumes; partly offset by lower revenue per RTM:
•Volumes: increased mainly due to higher shipments of imported finished vehicles via the port of Vancouver.
•Revenue per RTM: decreased mainly due to a significant increase in the average length of haul and lower applicable fuel surcharge rates; partly offset by freight rate increases.

RTMs increased while Carloads remained flat in the second quarter of 2024 and RTMs increased while Carloads decreased in the first half of 2024 when compared to the same periods in 2023, mainly due to higher long-haul shipments of imported vehicles.

Other revenues

	Three months ended June 30				Six months ended June 30
	2024	2023	% Change	% Change at constant currency	2024	2023	% Change	% Change at constant currency
Revenues (millions)	$176	$163	8%	7%	$288	$257	12%	11%

Other revenues increased by $13 million, or 8% and $31 million, or 12%, in the second quarter of 2024 and the first half of 2024, respectively, when compared to the same periods in 2023, mainly due to higher vessel revenues from the iron ore supply chain and increased distribution services.

CN | 2024 Quarterly Review – Second Quarter 41

MANAGEMENT'S DISCUSSION AND ANALYSIS
Operating expenses

Operating expenses for the second quarter of 2024 were $2,771 million compared to $2,457 million for the same period in 2023. Operating expenses for the first half of 2024 were $5,474 million compared to $5,108 million for the same period in 2023. The increases of $314 million, or 13%, in the second quarter and $366 million, or 7%, in the first half of 2024 were mainly due to higher labor and fringe benefits expense, loss on assets held for sale and the negative translation impact of a weaker Canadian dollar. In addition, the increase in the second quarter of 2024 was due to higher fuel expenses.

	Three months ended June 30				Six months ended June 30
In millions, unless otherwise indicated	2024	2023	% Change	% Change at constant currency (1)	2024	2023	% Change	% Change at constant currency (1)
Labor and fringe benefits	$850	$747	(14%)	(13%)	$1,744	$1,559	(12%)	(12%)
Purchased services and material	578	571	(1%)	—%	1,149	1,164	1%	2%
Fuel	546	485	(13%)	(11%)	1,060	1,042	(2%)	(1%)
Depreciation and amortization	466	449	(4%)	(3%)	928	897	(3%)	(3%)
Equipment rents	102	83	(23%)	(20%)	201	173	(16%)	(15%)
Other	151	122	(24%)	(22%)	314	273	(15%)	(14%)
Loss on assets held for sale	78	—	—%	—%	78	—	—%	—%
Total operating expenses	$2,771	$2,457	(13%)	(12%)	$5,474	$5,108	(7%)	(7%)
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled Non-GAAP measures – Constant currency for an explanation of this non-GAAP measure.

Labor and fringe benefits
Labor and fringe benefits expense increased by $103 million, or 14% in the second quarter and $185 million, or 12%, in the first half of 2024 when compared to the same periods in 2023, mainly due to general wage increases, higher average headcount, the negative translation impact of a weaker Canadian dollar as well as the impacts of the new Canadian Duty and Rest Period Rules, additional paid leave days mandated by the Government of Canada and delays caused by planned and unplanned track maintenance in key Vancouver corridors, all of which negatively impacted labor productivity. In addition, the increase in the first half was also due to higher pension expense.

Purchased services and material
Purchased services and material expense increased by $7 million, or 1%, in the second quarter and decreased by $15 million, or 1%, in the first half of 2024 when compared to the same periods in 2023.

Fuel
Fuel expense increased by $61 million, or 13%, in the second quarter and $18 million, or 2%, in the first half of 2024 when compared to the same periods in 2023, mainly due to higher volumes and the negative translation impact of a weaker Canadian dollar. In addition, the increase in the second quarter was also due to higher fuel prices.

Depreciation and amortization
Depreciation and amortization expense increased by $17 million, or 4% in the second quarter and $31 million, or 3%, in the first half of 2024 when compared to the same periods in 2023, mainly due to a higher depreciable asset base.

Equipment rents
Equipment rents expense increased by $19 million, or 23%, in the second quarter and $28 million, or 16%, in the first half of 2024 when compared to the same periods in 2023, mainly due to higher car hire expense primarily driven by higher intermodal volumes and higher locomotive horse-power expense.

Other
Other expense increased by $29 million, or 24%, in the second quarter and $41 million, or 15%, in the first half of 2024 when compared to the same periods in 2023. The increase in the second quarter of 2024 was mainly due to higher incident costs and higher insurance premiums. The increase in the first half of 2024 was mainly due to higher software and support costs and higher insurance premiums.

42 CN | 2024 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Loss on assets held for sale
Loss on assets held for sale of $78 million recorded in the second quarter of 2024 resulting from the Company entering into an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada to the Government of Canada for a nominal amount. See the section of this MD&A entitled Quarterly highlights – Assets held for sale for additional information.

Other income and expense

Interest expense
Interest expense was $220 million and $430 million for the three and six months ended June 30, 2024, respectively, compared to $173 million and $338 million, respectively, for the same periods in 2023. The increase of $47 million and $92 million, respectively, were mainly due to the higher average level of debt, higher average interest rates and the negative translation impact of a weaker Canadian dollar.

Other components of net periodic benefit income
Other components of net periodic benefit income were $114 million and $227 million for the three and six months ended June 30, 2024, respectively, compared to $120 million and $239 million, respectively, for the same periods in 2023. The decrease of $6 million and $12 million, respectively, were mainly due to higher amortization of net actuarial loss, partly offset by lower interest cost. These effects primarily resulted from changes to discount rates and higher actual returns compared to expected returns as determined at December 31, 2023.

Other income
Other income was $32 million and $34 million for the three and six months ended June 30, 2024, compared to Other income of $1 million and $2 million, respectively, for the same periods in 2023. The increases in both periods were mainly due to higher earnings from the sale of property within a subsidiary.

Income tax expense
Income tax expense was $370 million and $718 million for the three and six months ended June 30, 2024 compared to $381 million and $778 million for the same periods in 2023. The effective tax rate for the three and six months ended June 30, 2024 were 24.9% and 24.5%, respectively, compared to 24.6% for the same periods in 2023.

During the second quarter of 2024, the Government of Canada enacted the global minimum corporate tax under the Pillar Two guidelines, as established by the Organization for Economic Co-operation and Development. This enactment had no impact on the Company’s effective tax rate and income tax payments.

Summary of quarterly financial data

	2024		2023				2022
	Quarters		Quarters				Quarters
In millions, except per share data	Second	First	Fourth	Third	Second	First	Fourth	Third
Revenues	$4,329	$4,249	$4,471	$3,987	$4,057	$4,313	$4,542	$4,513
Operating income (1)	$1,558	$1,546	$1,818	$1,517	$1,600	$1,662	$1,912	$1,932
Net income (1)	$1,114	$1,103	$2,130	$1,108	$1,167	$1,220	$1,420	$1,455
Basic earnings per share	$1.75	$1.72	$3.30	$1.69	$1.76	$1.83	$2.10	$2.13
Diluted earnings per share (1)	$1.75	$1.72	$3.29	$1.69	$1.76	$1.82	$2.10	$2.13
Dividends per share	$0.8450	$0.8450	$0.7900	$0.7900	$0.7900	$0.7900	$0.7325	$0.7325
(1)Certain quarters include items that management believes do not necessarily arise as part of CN's normal day-to-day operations and can distort the analysis of trends in business performance. See the section of this MD&A entitled Non-GAAP measures – Adjusted performance measures as well as the Company's 2023 Annual MD&A for additional information on these items.

CN | 2024 Quarterly Review – Second Quarter 43

MANAGEMENT'S DISCUSSION AND ANALYSIS
Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation and competitive forces in the transportation marketplace (see the section entitled Business risks of the Company's 2023 Annual MD&A). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company's productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company's US dollar-denominated revenues and expenses and resulted in fluctuations in Net income in the rolling eight quarters presented above.

Liquidity and capital resources

An analysis of the Company's liquidity and capital resources is provided in the section entitled Liquidity and capital resources of the Company's 2023 Annual MD&A. There were no significant changes during the first half of 2024, except as noted below.

As at June 30, 2024 and December 31, 2023, the Company had Cash and cash equivalents of $335 million and $475 million, respectively; Restricted cash and cash equivalents of $449 million and $449 million, respectively; and a working capital deficit of $1,800 million and $1,946 million, respectively. (1) There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein.

The Company expects cash from operations and its various sources of financing to be sufficient to meet its ongoing obligations.

(1)The Company defines working capital as current assets of $3,130 million (December 31, 2023 - $3,089 million) less current liabilities of $4,930 million (December 31, 2023 - $5,035 million)

Available financing sources
For details on the Company's available financing sources, see section entitled Liquidity and capital resources to the Company's 2023 Annual MD&A as well as Note 7 – Financing activities to the Company's June 30, 2024 Interim Consolidated Financial Statements.

Shelf prospectus and registration statement
On April 2, 2024, the Company filed a shelf prospectus with Canadian securities regulators and a registration statement with the United States Securities and Exchange Commission (SEC), pursuant to which CN may issue debt securities in the Canadian and U.S. capital markets over a 25-month period following the filing date. This shelf prospectus and registration statement replaces CN's previous shelf prospectus and registration statement that was set to expire on June 4, 2024. Access to the Canadian and U.S. capital markets under the shelf prospectus and registration statement is dependent on market conditions. CN expects to use net proceeds from the sale of debt securities under the shelf prospectus and registration statement for general corporate purposes, which may include the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions, and other business opportunities.

Revolving credit facilities
On March 28, 2024, the Company's revolving credit facility agreements were amended to extend their respective tenors by one additional year each. The unsecured credit facility of $2.5 billion consists of two tranches of $1.25 billion and are now maturing on March 31, 2027 and March 31, 2029. The unsecured credit facility of $1.0 billion is now maturing on March 17, 2026. On March 28, 2024, the Company amended its revolving credit facilities to transition from the Canadian Dollar Offered Rate (CDOR) to the Canadian Overnight Repo Rate Average (CORRA). The credit facilities provide borrowings at various benchmark interest rates, such as the Secured Overnight Financing Rate (SOFR) and CORRA, plus applicable margins, based on CN's credit ratings.

As at June 30, 2024 and December 31, 2023, the Company had no outstanding borrowings under these revolving credit facilities.

Equipment loans
On March 21, 2024, the Company amended certain of its non-revolving term loan facilities to transition from CDOR to CORRA. Borrowings under the non-revolving term loan facilities are provided at SOFR, CORRA or CDOR plus applicable margins.

44 CN | 2024 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
During the first six months of 2024, the Company repaid $28 million of its equipment loans and on March 22, 2024, issued a $412 million equipment loan under these facilities. As at June 30, 2024 and December 31, 2023, the Company had outstanding borrowings of $1,084 million and $677 million, respectively, and had $366 million and $769 million available to be drawn under these facilities, respectively.

Commercial paper
As at June 30, 2024 and December 31, 2023, the Company had total commercial paper borrowings of US$1,357 million ($1,857 million) and US$1,360 million ($1,801 million), respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

Accounts receivable securitization program
On March 20, 2024, the Company extended the term of its agreement by one year to February 2, 2026.

As at June 30, 2024 and December 31, 2023, the Company had no outstanding borrowings under the accounts receivable securitization program and had $450 million available under this facility.

Bilateral letter of credit facilities
On March 28, 2024, the Company extended the maturity date of its committed bilateral letter of credit facility agreements to April 28, 2027.

As at June 30, 2024, the Company had outstanding letters of credit of $338 million ($337 million as at December 31, 2023) under the committed facilities from a total available amount of $362 million ($361 million as at December 31, 2023) and $152 million ($152 million as at December 31, 2023) under the uncommitted facilities.

As at June 30, 2024, included in Restricted cash and cash equivalents was $338 million ($339 million as at December 31, 2023) pledged as collateral under the committed bilateral letter of credit facilities, $100 million ($100 million as at December 31, 2023) pledged as collateral under the uncommitted bilateral letter of credit facilities, and $11 million held in escrow ($10 million as at December 31, 2023).

Credit ratings
The following table provides the Company's long-term debt and commercial paper credit ratings as of the date of this MD&A. These credit ratings were unchanged from June 30, 2023.

	Outlook	Long-term debt rating (1)	Commercial paper rating (1)
DBRS Morningstar	Stable	A	R-1 (low)
Moody's Investors Service	Stable	A2	P-1
Standard & Poor's	Stable	A-	A-2
(1)These credit ratings are not recommendations to purchase, hold, or sell the securities referred to above. Ratings may be revised or withdrawn at any time by the credit rating agencies. Each credit rating should be evaluated independently of any other credit rating.

Cash flows

	Three months ended June 30			Six months ended June 30
In millions	2024	2023	Variance	2024	2023	Variance
Net cash provided by operating activities	$1,813	$1,985	$(172)	$2,930	$3,040	$(110)
Net cash used in investing activities	(866)	(885)	19	(1,454)	(1,347)	(107)
Net cash used in financing activities	(1,025)	(1,045)	20	(1,618)	(1,535)	(83)
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash, and restricted cash equivalents	1	(2)	3	2	(2)	4
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	(77)	53	(130)	(140)	156	(296)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	861	937	(76)	924	834	90
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$784	$990	$(206)	$784	$990	$(206)

CN | 2024 Quarterly Review – Second Quarter 45

MANAGEMENT'S DISCUSSION AND ANALYSIS
Free cash flow
Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of (i) business acquisitions and (ii) merger transaction-related payments, cash receipts and cash income taxes, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of Net cash provided by operating activities in accordance with GAAP, as reported for the three and six months ended June 30, 2024 and 2023, to the non-GAAP free cash flow presented herein:

	Three months ended June 30		Six months ended June 30
In millions	2024	2023	2024	2023
Net cash provided by operating activities	$1,813	$1,985	$2,930	$3,040
Net cash used in investing activities	(866)	(885)	(1,454)	(1,347)
Free cash flow	$947	$1,100	$1,476	$1,693

Operating activities
Net cash provided by operating activities decreased by $172 million in the second quarter of 2024 and by $110 million in the first half of 2024 when compared to the same periods in 2023. The decrease in the second quarter of 2024 was mainly due to unfavorable changes in working capital items. The decrease in the first half of 2024 was mainly due to lower cash earnings and unfavorable changes in working capital items.

Pension contributions
The Company's contributions to its various defined benefit pension plans are made in accordance with the applicable legislation in Canada and the U.S. and such contributions follow minimum and maximum thresholds as determined by actuarial valuations.

Additional information relating to the pension plans is provided in Note 18 – Pensions and other postretirement benefits to the Company's 2023 Annual Consolidated Financial Statements and the section entitled Liquidity and capital resources of the Company's 2023 Annual MD&A.

The Company's most recently filed actuarial valuations for funding purposes for its Canadian registered defined benefit pension plans conducted as at December 31, 2023 indicated a funding excess on a going concern basis of approximately $5.0 billion and a funding excess on a solvency basis of approximately $2.6 billion calculated using the three-year average of the plans' hypothetical wind-up ratio.

Pension contributions for the six months ended June 30, 2024 and 2023 were $33 million and $26 million, respectively. Based on the results of the Company's actuarial valuations for funding purposes as at December 31, 2023, the CN Pension Plan remained fully funded and at a level such that the Company continues to be prohibited from making contributions. For all of 2024, the Company expects to make total contributions of approximately $70 million for all other pension plans, and includes the impact of affected non-unionized members transferring from the Company's defined benefit pension plans to defined contribution pension plans effective April 1, 2024.

Adverse changes to the assumptions used to calculate the Company's funding status, particularly the discount rate, as well as changes to existing federal pension legislation or regulator guidance could significantly impact the Company's future pension contributions.

Income tax payments
Net income tax payments for the six months ended June 30, 2024 and 2023 were $671 million and $708 million, respectively. The decrease was mainly due to lower required installment payments in Canada. For 2024, the Company's net income tax payments are expected to be approximately $1.4 billion.

Investing activities
Net cash used in investing activities decreased by $19 million in the second quarter of 2024 and increased by $107 million in the first half of 2024 when compared to the same periods in 2023, mainly due to lower property additions in the second quarter and higher property additions in the first half of 2024.

46 CN | 2024 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Property additions

	Three months ended June 30		Six months ended June 30
In millions	2024	2023	2024	2023
Track and roadway	$569	$566	$838	$793
Rolling stock	153	197	340	308
Buildings	15	16	30	28
Information technology	87	69	159	132
Other	29	27	62	75
Property additions	$853	$875	$1,429	$1,336

2024 Capital expenditure program
In 2024, the Company will continue to invest in its capital program to improve the safety, efficiency and integrity of its network. These investments will enable and support the growth of the Company and will be financed with cash generated from operations or with cash from financing activities as required.

Financing activities
Net cash used in financing activities decreased by $20 million in the second quarter of 2024 and increased by $83 million in the first half of 2024 when compared to the same periods in 2023. The decrease in the second quarter was due to higher repurchases of common shares partly offset by higher net issuance of debt including commercial paper. The increase in the first half was due to higher net repayments of debt including commercial paper partly offset by lower repurchases of common shares.

Debt financing activities
Debt financing activities in the first half of 2024 included the following:
•On May 2, 2024, issuance of $700 million 4.60% Notes due 2029 and $550 million 5.10% Notes due in 2054 in the Canadian capital markets, which resulted in total net proceeds of $1,242 million;
•Net repayment of commercial paper of $539 million in the second quarter and $81 million in the first half;
•On March 22, 2024, issuance of a $412 million equipment loan under the non-revolving credit facility;
•Proceeds from borrowings under the accounts receivable securitization program of $450 million in the first quarter; and
•Repayment of accounts receivable securitization borrowings of $100 million in the second quarter and $450 million in the first half.

Debt financing activities in the first half of 2023 included the following:
•On May 10, 2023, issuance of $550 million 4.15% Notes due 2030, $400 million 4.40% Notes due 2033 and $800 million 4.70% Notes due 2053 in the Canadian capital markets, which resulted in total net proceeds of $1,730 million;
•On May 15, 2023, repayment of US$150 million ($203 million) 7.63% Notes due 2023 upon maturity; and
•Net repayment of commercial paper of $989 million in the second quarter and net issuance of $239 million in the first half.

Additional information relating to the Company's outstanding debt securities is provided in Note 16 – Debt to the Company's 2023 Annual Consolidated Financial Statements.

Repurchase of common shares
The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 32.0 million common shares between February 1, 2024 and January 31, 2025. As at June 30, 2024, the Company had repurchased 9.8 million common shares for $1,673 million under its current NCIB.

On June 20, 2024, the Canadian government enacted legislation implementing a two percent tax on share repurchases made on or after January 1, 2024. As a result, the Company has accrued a liability of $40 million for the share repurchases made during the first half of 2024, which was accounted for as a direct cost of common share repurchases and recorded in Shareholders’ equity in the second quarter of 2024. The tax obligation is required to be paid within the first quarter of the following year.

CN | 2024 Quarterly Review – Second Quarter 47

MANAGEMENT'S DISCUSSION AND ANALYSIS
The Company repurchased 28.7 million common shares under its previous NCIB effective between February 1, 2023 and January 31, 2024, which allowed for the repurchase of up to 32.0 million common shares.

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2024	2023	2024	2023
Number of common shares repurchased	6.3	6.6	11.9	14.1
Weighted-average price per share (1)	$176.91	$158.67	$174.60	$159.33
Amount of repurchase (1)(2)	$1,116	$1,043	$2,071	$2,242
(1)Includes brokerage fees and tax on share repurchases.
(2)Includes settlements in subsequent periods.

Dividends paid
The Company paid quarterly dividends of $0.8450 per share amounting to $535 million and $1,075 million in the second quarter and first half of 2024 compared to $521 million and $1,047 million, at the quarterly rate of $0.7900 per share for the same periods in 2023.

Contractual obligations
In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company's contractual obligations for the following items as at June 30, 2024:

							2029 & thereafter
In millions	Total	2024	2025	2026	2027	2028
Debt obligations (1)	$20,502	$2,372	$410	$745	$63	$1,063	$15,849
Interest on debt obligations	13,787	410	803	781	768	766	10,259
Finance lease obligations	9	1	2	4	1	1	—
Operating lease obligations (2)	402	71	129	91	62	30	19
Purchase obligations (3)	2,650	1,789	349	166	101	245	—
Other long-term liabilities (4)	1,049	66	72	52	49	46	764
Total contractual obligations	$38,399	$4,709	$1,765	$1,839	$1,044	$2,151	$26,891
(1)Presented net of unamortized discounts and debt issuance costs and excludes finance lease obligations.
(2)Includes $29 million of imputed interest.
(3)Includes fixed and variable commitments for locomotives, engineering services, rail, information technology services and licenses, railroad cars, rail ties, wheels as well as other equipment and services. Costs of variable commitments were estimated using forecasted prices and volumes.
(4)Includes expected payments for workers' compensation, postretirement benefits other than pensions, net unrecognized tax benefits, environmental liabilities and pension obligations that have been classified as contractual settlement agreements.

48 CN | 2024 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted debt-to-adjusted EBITDA multiple
Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income (loss), and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the twelve months ended June 30, 2024 and 2023, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended June 30,	2024	2023
Debt		$20,510	$16,938
Adjustments:
Operating lease liabilities, including current portion (1)		373	410
Pension plans in deficiency (2)		359	350
Adjusted debt		$21,242	$17,698
Net income		$5,455	$5,262
Interest expense		814	632
Income tax expense		803	1,699
Depreciation and amortization		1,848	1,783
Operating lease cost (3)		151	147
Other components of net periodic benefit income		(467)	(488)
Other loss (income)		(166)	1
Adjustment:
Loss on assets held for sale (4)		78	—
Adjusted EBITDA		$8,516	$9,036
Adjusted debt-to-adjusted EBITDA multiple (times)		2.49	1.96
(1)Represents the present value of operating lease payments.
(2)Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets.
(3)Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income.
(4)Relates to a loss of $78 million on assets held for sale recorded in the second quarter of 2024, resulting from an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada, to the Government of Canada. See the section of this MD&A entitled Quarterly highlights – Assets held for sale for additional information.

Off balance sheet arrangements

Guarantees and indemnifications
In the normal course of business, the Company enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at June 30, 2024, the Company has not recorded a liability with respect to guarantees and indemnifications. Additional information relating to guarantees and indemnifications is provided in Note 10 – Major commitments and contingencies to the Company's June 30, 2024 Interim Consolidated Financial Statements.

CN | 2024 Quarterly Review – Second Quarter 49

MANAGEMENT'S DISCUSSION AND ANALYSIS
Outstanding share data

As at July 23, 2024, the Company had 629.5 million common shares and 3.3 million stock options outstanding.

Financial instruments

Risk management
In the normal course of business, the Company is exposed to various risks from its use of financial instruments, such as credit risk, liquidity risk, and market risks which include foreign currency risk, interest rate risk and commodity price risk. A description of these risks and how the Company manages them, is provided in the section entitled Financial instruments of the Company's 2023 Annual MD&A.

Derivative financial instruments
Foreign currency risk
As at June 30, 2024, the Company had outstanding foreign exchange forward contracts to purchase a notional value of US$1,088 million (US$1,496 million as at December 31, 2023). These outstanding contracts are at a weighted-average exchange rate of $1.36 per US$1.00 ($1.37 per US$1.00 as at December 31, 2023) with exchange rates ranging from $1.35 to $1.38 per US$1.00 ($1.34 to $1.39 per US$1.00 as at December 31, 2023). The weighted-average term of the contracts is 82 days (77 days as at December 31, 2023) with terms ranging from 27 days to 125 days (26 days to 178 days as at December 31, 2023). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income (loss) in the Consolidated Statements of Income as they occur.

For the three and six months ended June 30, 2024, the Company recorded gains of $23 million and $75 million, respectively, related to foreign exchange forward contracts compared to losses of $33 million and $27 million, respectively, for the same periods in 2023. These gains and losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recorded in Other income (loss).

As at June 30, 2024, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $5 million and $2 million, respectively ($nil and $64 million, respectively, as at December 31, 2023).

Fair value of financial instruments
As at June 30, 2024, the Company's debt, excluding finance leases, had a carrying amount of $20,502 million ($18,435 million as at December 31, 2023) and a fair value of $19,178 million ($17,844 million as at December 31, 2023). The carrying amount of debt excluding finance leases exceeded the fair value due to market rates being higher than the stated coupon rates.

Additional information relating to financial instruments is provided in Note 11 – Financial instruments to the Company's June 30, 2024 Interim Consolidated Financial Statements.

Recent accounting pronouncements

The following recent Accounting Standards Updates (ASU) issued by the Financial Accounting Standards Board (FASB) have an effective date after December 31, 2023 and have not been adopted by the Company:

ASU 2023-07 Segment reporting (Topic 280): Improvements to reportable segment disclosures
The ASU will improve financial disclosures about a public entity's reportable segments and address requests from investors for additional and more detailed information regarding reportable segment expenses. The main amendments in the ASU require public entities, including those that have a single reportable segment, to disclose on an annual and interim basis the significant segment expenses provided to the chief operating decision maker (CODM), disclose the title/position of the CODM and how the segment expenses information is used in the decision making process. The Company manages its operations as one business segment over a single network with operations in Canada and the U.S. with the Chief Executive Officer identified as its CODM. The ASU requires single reportable segment entities to apply all disclosure requirements in Topic 280 and the ASU.

50 CN | 2024 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
The ASU is effective for annual periods beginning after December 15, 2023. Early adoption is permitted.

The adoption of the ASU will have an impact on the Company’s Consolidated Financial Statements disclosures. The Company will include the relevant disclosure within the 2024 Annual Consolidated Financial Statements and 2025 Interim Financial Statements.

ASU 2023-09 Income Taxes (Topic 740): Improvements to income tax disclosures
The ASU amends the rules on income tax disclosures by modifying or eliminating certain existing income tax disclosure requirements in addition to establishing new requirements. The amendments address investor requests for more transparency about income taxes, including jurisdictional information, by requiring consistent categories and greater disaggregation of information. The ASU’s two primary amendments relate to the rate reconciliation and income taxes paid annual disclosures.

Reconciling items presented in the rate reconciliation will be in dollar amounts and percentages, and will be disaggregated into specified categories with certain reconciling items further broken out by nature and/or jurisdiction using a 5% threshold of domestic federal taxes. Income taxes paid will be disaggregated between federal, provincial/territorial, and foreign taxing jurisdictions using a 5% threshold of total income taxes paid net of refunds received.

The ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The ASU should be applied prospectively. Retrospective application is permitted.

The adoption of the ASU will have an impact on the Company’s Consolidated Financial Statements disclosures. The required disclosure changes will be reflected in the Company’s Consolidated Financial Statements when the ASU is adopted.

Other recently issued ASUs required to be applied on or after June 30, 2024 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

Critical accounting estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon available information. Actual results could differ from these estimates. The Company's policies for income taxes, capital expenditures and depreciation and pensions and other postretirement benefits require management's more significant judgments and estimates in the preparation of the Company's consolidated financial statements and, as such, are considered to be critical. Reference is made to the section entitled Critical accounting estimates of the Company's 2023 Annual MD&A for a detailed description of the Company's critical accounting estimates. There have not been any material changes to these estimates in the first half of 2024.

Management discusses the development and selection of the Company's critical accounting policies, including the underlying estimates and assumptions, with the Audit, Finance and Risk Committee of the Company's Board of Directors. The Audit, Finance and Risk Committee has reviewed the Company's related disclosures.

CN | 2024 Quarterly Review – Second Quarter 51

MANAGEMENT'S DISCUSSION AND ANALYSIS
Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company's results of operations, financial position, or liquidity. While some exposures may be reduced by the Company's risk management strategies, many risks are driven by external factors beyond the Company's control or are of a nature which cannot be eliminated.

Reference is made to the section entitled Business risks of the Company's 2023 Annual MD&A for a detailed description of such key areas of business risks and uncertainties with respect to: Competition, Environmental matters, Personal injury and other claims, Labor negotiations, Economic conditions, Regulation, Pandemic risk, Pension funding volatility, Reliance on technology and related cybersecurity risk, Trade restrictions, Terrorism and international conflicts, Customer credit risk, Liquidity, Supplier concentration, Availability of qualified personnel, Fuel costs and supply disruptions, Foreign exchange, Interest rates, Transportation network disruptions, Severe weather, Climate change and Reputation, which is incorporated herein by reference. Additional risks and uncertainties not currently known to management, or that may currently not be considered material by management, could nevertheless also have an adverse effect on the Company's business.

Controls and procedures

The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of June 30, 2024, have concluded that the Company's disclosure controls and procedures were effective.

During the second quarter ended June 30, 2024, there were no changes in the Company's internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

52 CN | 2024 Quarterly Review – Second Quarter